SHINECO, INC.
Room 3106, Building B,
#39 East 3rd Ring Middle Road, Chaoyang District
Beijing, PR China 100022

November 20, 2007

Attn:  Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Shineco, Inc. Registration Statement on Form SB-2 (File No. 333-131805)

Dear Mr. Reynolds,

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), SHINECO, INC. (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-131805) filed with the Commission on February 13, 2006, and as amended on February 14, 2007 (the “Resale Registration Statement”). This Prospectus relates to the offer and sale of 339,102 shares of our common stock by the selling stockholders identified in this Prospectus at a price of $1.50 per share. The Resale Registration Statement has not been declared effective and the Company hereby confirms that no securities have been offered or sold pursuant to the Resale Registration Statement. The shares of common stock to be registered were originally issued to selling security holders in private placements exempt from registration pursuant to Section 4(2) and Regulation D of the Act. The Company was not registering shares of common stock for sale by the Company.

The Company plans to reorganize before registration of its securities in the United States. Accordingly, the Company believes that the withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding that this application for withdrawal of the Resale Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call the undersigned at (86) 10-58693011or Mark Crone of Crone Rozynko LLP, the Company’s counsel, at (415) 955-8900.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang
President, Chief Executive Officer and Director